As filed with the Securities and Exchange Commission October 9, 2008

FORM N-8A

Rochdale International Trade Fixed Income Fund

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION
FILED PURSUANT TO SECTION 8(a) OF THE
INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and
Exchange Commission that it registers under and pursuant to the provisions of
Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

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Name: ROCHDALE INTERNATIONAL TRADE FIXED INCOME FUND

Address of Principal Business Office
(No. & Street, City, State, Zip Code):

570 Lexington Avenue
New York, New York 10022-6837

Telephone Number (including area code): (212) 702-3551

Name and address of agent for service of process:

Garrett R. D’Alessandro, President
Rochdale International Trade Fixed Income Fund
570 Lexington Avenue
New York, New York 10022-6837

Please send copies of all
communications to:

Robert Schneider, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue
New York, New York 10176

Check appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the
Investment Company Act of 1940 concurrently with the filing of Form N-8A:

YES /  /     NO / X/

OTHER INFORMATION

Item 1.	Exact Name of Registrant

Rochdale International Trade Fixed Income Fund

Item 2.	Name of state under the laws of which registrant was organized or created and the date of such organization or creation.

State of Delaware; May 28, 2008.

Item 3.	Form of organization of registrant.

Statutory Trust.

Item 4.	Classification of registrant.

Management Company.

Item 5.	If registrant is a management company:

(a) state whether registrant is a "closed-end" company or an "open-end" company;

Closed-end.

(b) state whether registrant is registering as a "diversified" company or a "non-diversified" company.

Non-diversified.

Item 6.	Name and address of each investment adviser of registrant.

(i)	Rochdale Investment Management LLC
570 Lexington Avenue
New York, New York 10022 6837

(ii)	Sub Advisor:
GML Capital LLP
The Met Building
22 Percy Street
London W1T 2BU England

Item 7.	If registrant is an investment company having a board of directors, state the name and address of each officer and director of registrant.

(iii)	Carl Acebes
570 Lexington Avenue
New York, NY 10022

(iv)	Maxime C. Baretge
570 Lexington Avenue
New York, NY 10022

(v)	Jerry Roland
570 Lexington Avenue
New York, NY 10022

(vi)	Thomas J. Volpe
570 Lexington Avenue
New York, NY 10022

Item 8.	If registrant is an unincorporated investment company not having a board of directors:
(a) state the name and address of each sponsor of registrant;
(b) state the name and address of each officer and director of each sponsor of registrant;
(c) state the name and address of each trustee and each custodian of registrant.

Not Applicable.

Item 9.	(a)	State whether registrant is currently issuing and offering its securities directly to the public.

No.

	(b)	If registrant is currently issuing and offering its securities to the public through an underwriter, state the name and address of such underwriter.

Not Applicable.

	(c)	If the answer to Item 9(a) is "no" and the answer to item 9(b) is "not applicable," state whether registrant presently proposes to make a public offering of its securities.

Registrant intends to make a public offering at an undetermined time in the future.

	(d)	State whether registrant has any securities currently issued and outstanding.

Yes.

	(e)	If the answer to Item 9(d) is "yes," state as of a date not to exceed ten days prior to the filing of this notification of registration the number of beneficial owners of registrant's outstanding securities (other than short-term paper) and the name of any company owning 10 percent or more of registrant's outstanding voting securities.

As of October 8, 2008, the registrant has one beneficial owner.

Item 10.	State the current value of registrant's total assets.

$50,000

Item 11.	State whether registrant has applied or intends to apply for a license to operate as a small business investment company under the Small Business Investment Act of 1958.

No.

Item 12.	Attach as an exhibit a copy of the registrant's last regular periodic report to its security holders, if any.

Not Applicable.

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, as amended, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of New York and State of New York as of the
9th day of October 2008.

ROCHDALE INTERNATIONAL TRADE FIXED INCOME FUND

By: /s/ Garrett R. D’Alessandro
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Name: Garrett R. D’Alessandro
Title: President